Exhibit 2.1

YOUNOW, INC.
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)
YouNow, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.
1.    The name of this corporation is YouNow, Inc. This corporation was originally incorporated pursuant to the General Corporation Law on April 18, 2011 under the name Bnow, Inc., the Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on June 9, 2011, and the 2nd Amended and Restated Certificate of Incorporation was filed on March 12th, 2012, and a certificate of amendment to the Certificate of Incorporation, was filed on September 13, 2012, and an addition certificate of amendment, changing the name of the corporation to YouNow, Inc., was filed on November 19, 2012, and the 3rd Amended and Restated Certificate of Incorporation was filed on September 17, 2013, and the 4th Amended and Restated Certificate of Incorporation was filed on July 29, 2014, and a certificate of amendment to the Certificate of Incorporation was filed on April 15, 2015.
2.    The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.
RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.
3.    Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Fifth Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.
4.    This Fifth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.
IN WITNESS WHEREOF, this Fifth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23 day of July, 2015.

By:	/s/ Adi Sideman
Adi Sideman, President

Exhibit A
YOUNOW, INC.
FIFTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
ARTICLE I: NAME.
The name of the corporation is YouNow, Inc. (the “Corporation”)
ARTICLE II: REGISTERED OFFICE.
The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, in the county of New Castle. The name of its registered agent at such address is The Corporation Trust Company.
ARTICLE III: PURPOSE.
The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
ARTICLE IV: AUTHORIZED SHARES.
The total number of shares of all classes of stock which the Corporation shall have authority to issue is fifty five million, one hundred and thirty four thousand, two hundred and eight (55,134,208) shares, of which (a) thirty three million, five hundred and fifty three thousand, two hundred and seventy three (33,553,273) shares of Common Stock, $0.001 par value per share (“Common Stock”), and (b) twenty one million, five hundred and eighty thousand, nine hundred and thirty five (21,580,935) shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”), of which: (i) two million, four hundred and twenty three thousand, nine hundred and fifty three (2,423,953) shares are designated “Series A Preferred Stock”, (ii) five million, nine hundred and forty six thousand, three hundred and forty five (5,946,345) shares are designated “Series A-1 Preferred Stock”, (iii) two million, seven hundred and fifty two thousand, and ten (2,752,010) shares are designated as “Series A-2 Preferred Stock”, where each of the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series A-2 Preferred Stock shall be collectively referred to as the “Series Group A Preferred Stock”, (iv) five million, five hundred and thirteen thousand, four hundred and seventy nine (5,513,479) shares are designated as “Series B Preferred Stock”, and (v) four million, nine hundred and forty five thousand, one hundred and forty eight (4,945,148) shares shall be designated as “Series B-1 Preferred Stock”, where the Series B Preferred Stock and Series B-1 Preferred Stock shall be collectively referred to as the “Series Group B Preferred Stock”. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.	COMMON STOCK
1.    General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.
2.    Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Fifth Amended and Restated Certificate of Incorporation (this “Restated Certificate”)) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.	PREFERRED STOCK
The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to “Sections” in this Part B of this Article IV refer to sections of this Part B.
1.    Liquidation, Dissolution or Winding Urn Certain Mergers. Consolidations and Asset Sales.
1.1    Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding, on a pari passu pro rata basis amongst themselves, shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Respective Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock (irrespective of the series of Preferred Stock held by the holders thereof) shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.
The “Respective Original Issue Price” shall mean the Series A Original Issue Price, the Series A-1 Original Issue Price or the Series B Original Issue Price, as the case may be; the “Series A Original Issue Price” shall mean $0.391921 per share for each share of the Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock); the “Series A-1 Original Issue Price” shall mean $0.694545 per share for each share of the Series A-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-1 Preferred Stock); the “Series A-2 Original Issue Price” shall mean $0.7461 per share for each share of the

Series A-2 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A-2 Preferred Stock); the “Series B Original Issue Price” shall mean $1.37815 per share for each share of the Series B Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B Preferred Stock); the “Series B-1 Original Issue Price” shall mean $3.4955 per share for each share of the Series B-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series B-1 Preferred Stock).
1.2    Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.
1.3    Deemed Liquidation Events.
1.3.1    Definition. Each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the “Requisite Holders”) elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:
(a)    a merger, consolidation, reorganization or any similar transaction in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are convened or exchanged; or
(b)    the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2    Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors (the “Board”), including at least one Preferred Director (as defined below).
2.    Voting.
2.1    General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of any and all series of Preferred Stock shall vote together amongst themselves and together with the holders of Common Stock, as a single class and on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.
2.2    Election of Directors. For so long as at least twenty five percent (25%) of the initially issued shares of Series A Preferred Stock and Series A-1 Preferred Stock remain outstanding, the holders of record of the shares of Series A Preferred Stock and Series A-1 Preferred Stock, exclusively and as a separate class (however, voting together amongst themselves), shall be entitled to elect, replace and dismiss one (1) director of the Corporation (the “Preferred A-1 Director”). For so long as at least twenty five percent (25%) of the initially issued shares of Series A-2 Preferred Stock remain outstanding, the holders of record of the shares of Series A-2 Preferred Stock, exclusively and as a separate class (however, voting together amongst themselves), shall be entitled to elect, replace and dismiss one (1) director of the Corporation (the “Preferred A-2 Director”). For so long as at least twenty five percent (25%) of the originally issued shares of Series B Preferred Stock remain outstanding, the holders of record of the shares of Preferred B Stock, exclusively and as a separate class shall be entitled to elect, replace and dismiss one (1) director of the Corporation (the “Preferred B Director” and each of the Preferred A-1 Director, Preferred A-2 Director and the Preferred B Director, a “Preferred Director”). In addition to the Preferred A-1 Director, Preferred A-2 Director and the Preferred B Director, the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect, replace and dismiss up to two (2) directors of the Corporation (the “Common Directors”). The holders of record of at least a majority of the issued and outstanding capital stock (voting together as a single class) shall be entitled to elect, replace and dismiss one (1) director of the Corporation (the “Mutual Director”). Any director elected as provided in the preceding sentences may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect such director shall constitute a quorum for the purpose of electing such director.

2.3    Preferred Stock Protective Provisions. At any time when the outstanding shares of Preferred Stock constitute at least fifteen (15%) of the Corporation’s capital stock on a fully-diluted basis, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:
(a)    alter or change the rights, powers or privileges of any series of Preferred Stock by way of amending the certificate of incorporation of the Corporation, as then in effect, Bylaws or otherwise;
(b)    increase or decrease the authorized number of shares of Common Stock or Preferred Stock or any series of Preferred Stock;
(c)    authorize or create (by reclassification or otherwise) any new class or series of shares having rights, preferences or privileges senior to or on parity with the Series B-1 Preferred Stock;
(d)    redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to Corporation’s right to repurchase shares at the original cost, including as may result from equity incentive agreements with service providers giving the Company the right to repurchase shares upon the termination of services);
(e)    effect any Deemed Liquidation Event, merger, other corporate reorganization, sale of control or any transaction in which all or substantially all of the assets of the Corporation are sold:
(f)    amend or waive any provision of the Corporation’s certificate of incorporation or bylaws;
(g)    declare or pay any dividend or otherwise make a distribution to holders of any series of Preferred Stock or Common Stock (other than distributions permitted by Section 2.3(d) above);
(h)    increase or decrease the authorized number of directors of the Corporation constituting the Board of Directors; or
(i)    liquidate, dissolve or wind-up the business and affairs of the Corporation, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.
3.    Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):
3.1    Right to Convert.
3.1.1    Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Respective Original Issue Price for such series of Preferred Stock by the Respective Conversion Price

(as defined below) for such series of Preferred Stock in effect at the time of conversion. The “Respective Conversion Price” for each series of Preferred Stock shall initially mean the Respective Original Issue Price for such series of Preferred Stock. Such initial Respective Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.
3.1.2    Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.
3.2    Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.
3.3    Mechanics of Conversion.
3.3.1    Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a “Contingency Event”). Such notice shall state such holder’s name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder’s attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the “Conversion Time”), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder’s nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2    Reservation of Shares. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Respective Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Respective Conversion Price.
3.3.3    Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.
3.3.4    No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Respective Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.
3.4    Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the “Original Issue Date” for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Respective Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Respective Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.
3.5    Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Respective Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Respective Conversion Price then in effect by a fraction:
(a)    the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
(b)    the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.
Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Respective Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Respective Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.
3.6    Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.
3.7    Adjustment for Reclassification. Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.
3.8    Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board including at least one Preferred Director) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Respective Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.
3.9    Issuance of Shares below the Respective Conversion Price. If at any time or from time to time after the Original Issue Date the Corporation issues or sells, or is deemed to have issued or sold, Additional Shares of Common Stock (as defined below), other than in connection with actions and/or transactions taken under Sections 3.4 to 3.8 above, for an Effective Price (as defined below) that is less than the Respective Conversion Price for such series of Preferred Stock in effect immediately prior to such issuance or sale, then, and in each such case, the Respective Conversion Price for such series of Preferred Stock shall be reduced concurrently with such issuance to a price (calculated to the nearest cent) determined in accordance with the following weighted average formula (reflecting a broad based weighted averaged anti-dilution protection):

NCP =	(CS x CP) + (ACS x DP)
(CS + ACS)
Where:

NCP	is the newly adjusted Respective Conversion Price of a series of the Preferred Stock;

CS	is the total number of shares of Common Stock on a fully-diluted and as-converted basis, prior to the relevant issuance of the Additional Shares of Common Stock;

CP	is the Respective Conversion Price of a series of the Preferred Stock in effect immediately prior to such issuance;

ACS	is the number of Additional Shares of Common Stock; and

DP	is the reduced price per share of the Additional Shares of Common Stock.
In this Section 3.9, the following capitalized terms shall have the meaning opposite thereof:
“Additional Shares of Common Stock” shall mean all shares of Common Stock, issued by the Corporation (or deemed to be issued) other than: (i) by reason of a stock dividend, stock split, split-up or other distribution on shares of Common Stock; (ii) upon conversion or reclassification of shares of the

Preferred Stock; (iii) pursuant to the grant of Common Stock purchase rights (including options, warrants, stock grants or similar rights) heretofore or after the date hereof granted to directors, officers, employees or consultants of the Company pursuant to stock purchase or stock option plans approved by the Board of Directors including at least one Preferred Director; (iv) pursuant to an initial public offering or any subsequent registration; and (v) securities regarding which the Requisite Holders determine in writing are not “Additional Shares of Common Stock”, provided however, that solely for the purpose of waiving anti-dilution protection provided under this Section 3.9, such determination shall not apply to Series B Preferred Stock or Series B-1 Preferred Stock, as applicable, without the consent of the holders of majority of the then issued and outstanding shares of Series B Preferred Stock or Series B-1 Preferred Stock, as applicable.
The “Aggregate Consideration Received” by the Corporation for any issue or sale (or deemed issue or sale) of securities shall (1) to the extent it consists of cash, be computed at the gross amount of cash received by the Corporation before deduction of any underwriting or similar commissions, compensation or concessions paid or allowed by the Corporation in connection with such issue or sale and without deduction of any expenses payable by the Corporation; (2) to the extent it consists of property other than cash, be computed at the fair value of that property as determined in good faith by the Board including at least one Preferred Director; and (3) if Additional Shares of Common Stock, Convertible Securities or Rights or Options to purchase either Additional Shares of Common Stock or Convertible Securities are issued or sold together with other stock or securities or other assets of the Corporation for a consideration which covers both, be computed as the portion of the consideration so received that may be reasonably determined in good faith by the Board to be allocable to such Additional Shares of Common Stock, Convertible Securities or Rights or Options.
The “Effective Price” of Additional Shares of Common Stock shall mean the quotient determined by dividing the total number of Additional Shares of Common Stock issued or sold, or deemed to have been issued or sold, by the Corporation under this subsection 3.9, with the Aggregate Consideration Received, or deemed to have been received, by the Corporation, for the issue of such Additional Shares of Common Stock;
“Convertible Securities” shall mean stock or other securities (including, without limitation, warrants, options and debt) convertible into or exchangeable for shares of Common Stock.
“Rights” or “Options” shall mean warrants, options or other rights to purchase or acquire shares of Common Stock or Convertible Securities.
3.10    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Respective Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Respective Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.11    Mandatory Conversion.
3.11.1    Each share of Series Group A Preferred Stock shall automatically be converted into shares of Common Stock at the Respective Conversion Price at the time in effect for such series of Series Group A Preferred Stock immediately upon the earlier of (i) this corporation’s sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, reflecting a Company valuation of not less than $100,000,000 or with total offering of not less than $30,000,000 (before deduction of underwriter’s commissions and expenses) (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like) (a “Qualified Public Offering”) or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series Group A Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) (the “Series Group A Mandatory Conversion”). In case of Series Group A Mandatory Conversion (i) all outstanding shares of Series Group A Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.
3.11.2    Each share of Series Group B Preferred Stock shall automatically be converted into shares of Common Stock at the Respective Conversion Price at the time in effect for such Series Group B Preferred Stock immediately upon the earlier of (i) a Qualified Public Offering or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Series Group B Preferred Stock (voting together as a separate series, and on an as-converted basis) (the “Series Group B Mandatory Conversion”, and together with the Series Group A Mandatory Conversion, the “Mandatory Conversion”, as applicable). In case of Series Group B Mandatory Conversion (i) all outstanding shares of Series Group B Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.
3.12    Procedural Requirements. For purposes of this Section 3.12 “Mandatory Conversion Time” shall mean the effective time of a Series Group A Mandatory Conversion, Series Group B Mandatory Conversion or Mandatory Conversion, as applicable. All holders of record of shares of the applicable series of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.11. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of the applicable series of Preferred Stock shall surrender such holder’s certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder’s attorney duly authorized in writing. All rights with respect to the applicable series of Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this

Section 3.12. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for the applicable series of Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder’s nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of the applicable series of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.
4.    Dividends.
4.1    If and when declared and/or recommended by the Board and/or ratified by the General Meeting of the stockholders (if required by this Restated Certificate or applicable law), the holders of shares of Preferred Stock shall be entitled to receive, for each share of Preferred Stock held by them (on a pro rata, pari passu basis between the different series of Preferred Stock), non-cumulative dividends out of any assets legally available therefore, prior and in preference to any declaration or payment of any other dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of this corporation) in an amount equal to 6% (six percent) of the Respective Original Issue Price per year, compounded annually from the Respective Original Issue Date (the “Dividend Preference”).
4.2    After payment of the Dividend Preference in accordance with sub-section 4.1 above, all dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders, on a no-preference basis. For this purpose each holder of shares of Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.
5.    Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.
6.    Waiver. My of the rights, powers, privileges and other terms of a series Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the outstanding shares of such series of Preferred Stock. Notwithstanding anything to the contrary set forth in this Restated Certificate, this sentence and the third sentence of Section 2.2 may not be amended or waived in any manner without the prior written consent of a majority of the outstanding shares of Series B Preferred Stock. Notwithstanding anything to the contrary set forth in this Restated Certificate, this sentence, the definition of “Additional Shares of Common Stock,” Section 1.3.1 and Section 2.3 may not be amended or waived in any manner without the prior written consent of the Requisite Holders.
7.    Notice of Record Date. In the event:
(a)    the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or
(b)    of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or
(c)    of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation, then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.
8.    Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.
ARTICLE V: PREEMPTIVE RIGHTS.
No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.
ARTICLE VI: RESERVED
ARTICLE VII: BYLAW PROVISIONS.
A.    AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.
B.    NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.
C.    BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.    MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.
ARTICLE VIII: DIRECTOR LIABILITY.
A.    LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.
B.    INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.
C.    MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.
ARTICLE IX: CORPORATE OPPORTUNITIES.
The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.
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